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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


                            Keystone Financial, Inc.
                                (Name of Issuer)


                    Common Stock (par value $2.00 per share)
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                         (Title of Class of Securities)

                                    493482103
                                 --------------
                                 (CUSIP Number)

                                Michael P. Pinto
                          Executive Vice President and
                             Chief Financial Officer
                              M&T Bank Corporation
                                  One M&T Plaza
                             Buffalo, New York 14203
                                 (716) 842-5844
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 16, 2000
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

This Document Consists of 21 pages.

An Exhibit Index Appears on Sequentially Numbered Page 21.
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

CUSIP No. 493482103               Schedule 13D                      Page 2 of 21

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1.       Name of Reporting Person:  M&T Bank Corporation
         I.R.S. Identification No.: 16-0968385
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2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [ ]
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3.       SEC USE ONLY

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4.       Source of Funds:
         WC, OO
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5.       Check Box if Disclosure of Legal Proceedings is Required Pursuant To
         Items 2(d) or 2(e)                                                  [ ]
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6.       Citizenship or Place of Organization:
         New York
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                        7.    Sole Voting Power:
                              3,300/1
  Number of            ---------------------------------------------------------
    Shares              8.    Shared Voting Power:
 Beneficially                 0/1
   Owned by            ---------------------------------------------------------
     Each               9.    Sole Dispositive Power:
  Reporting                   0/1
    Person             ---------------------------------------------------------
     With              10.    Shared Dispositive Power:
                              0/1
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         3,300/1
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12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [X]
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13.      Percent of Class Represented by Amount in Row 11:
         0%/1
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14.      Type of Reporting Person:
         HC, CO
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1/ The Reporting Person and the Issuer have entered into a Stock Option
Agreement covering 9,730,070 shares of Keystone Common Stock (as defined herein) or approximately 16.6% of the total shares that would be outstanding following exercise (including the shares issued upon exercise). Unless and until the option granted thereunder is exercised by the Reporting Person, the Reporting Person disclaims beneficial ownership of the shares covered by the Stock Option Agreement.

CUSIP No. 493482103               Schedule 13D                      Page 3 of 21

Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $2.00 per share, of Keystone Financial, Inc. ("Keystone"). The address of the principal executive offices of Keystone is One Keystone Plaza, Front and Market Streets, Harrisburg, Pennsylvania 17105.

Item 2.  Identity and Background.

         This statement is filed on behalf of M&T Bank Corporation (" M&T"). M&T is a New York corporation with its principal executive offices at One M&T Plaza, Buffalo, New York 14203. M&T is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and is principally engaged in the business of managing and controlling banks and activities closely related to banking.

         Filed as Schedule I to this Schedule 13D is a list of the executive officers and directors of M&T containing the following information with respect to each such person: (a) name, (b) business address and (c) present principal occupation or employment, and the name and, if different than such person's business address, the address of any corporation or other organization in which such employment is conducted. Each person listed in Schedule I is a United States citizen, except for Patrick W.E. Hodgson, who is a citizen of Canada, and Jorge G. Pereira, who is a citizen of Portugal.

         During the past five years, neither M&T nor, to the best of M&T's knowledge, any person named in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Option Agreement dated as of May 16, 2000 ("Option Agreement"), Keystone has granted to M&T an option ("Option") to purchase up to 9,730,070 shares of common stock, par value $2.00 per share, of Keystone ("Keystone Common Stock") at a price of $15.125 per share, subject to adjustment as provided therein. The aggregate amount of funds required to exercise the Option in full at an exercise price of $15.125 per share would be $147,167,309. If and when the Option is exercised, M&T's source of funds will be either working capital or funds borrowed from one or more banks in the ordinary course of business; the identity of such bank or banks has not yet been determined.

CUSIP No. 493482103               Schedule 13D                      Page 4 of 21

Item 4.  Purpose of Transaction.

         On May 16, 2000, M&T, Olympia Financial Corp., a wholly owned subsidiary of M&T ("Merger Sub") and Keystone entered into an Agreement and Plan of Reorganization ("Reorganization Agreement") that provides that Keystone shall be acquired by M&T through the merger ("Merger") of Keystone with and into Merger Sub, with Merger Sub as the surviving corporation (the "Surviving Corporation") pursuant to an Agreement and Plan of Merger (the "Plan of Merger," and, together with the Reorganization Agreement, the "Merger Agreements").

         At the Effective Time (as defined in the Plan of Merger), all of the shares of capital stock of Keystone shall, by virtue of the Merger, be converted into the right to receive the consideration described below and all of the shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall constitute all of the then-issued and outstanding shares of capital stock of the Surviving Corporation. The Surviving Corporation shall remain a wholly-owned subsidiary of M&T.

         Following the consummation of the Merger, Keystone Financial Bank, N.A. ("Keystone Bank"), a national banking association subsidiary of Keystone shall merge with and into Manufacturers and Traders Trust Company, a New York-chartered bank and wholly-owned indirect subsidiary of M&T ("M&T Bank"), pursuant to an Agreement and Plan of Merger in a form to be specified by M&T.

         Under the Plan of Merger, and subject to the other provisions therein, each share of Keystone Common Stock issued and outstanding immediately prior to the Effective Date shall, by virtue of the Merger, automatically and without any action on the part of the holder thereof, become and be converted into (i) the right to receive $21.50 in cash without interest or (ii) the right to receive
0.05 of a share of common stock, par value $5.00 per share, of M&T ("M&T Common Stock") (before giving effect to the Stock Split (as defined in the Reorganization Agreement)). Subject to possible adjustments set forth in the Plan of Merger, the total number of shares of Keystone Common Stock to be converted into shares of common stock of M&T in the acquisition shall be 65% of the 48,930,000 shares of Keystone Common Stock outstanding on May 16, 2000, less the aggregate number of shares of Keystone Common Stock acquired by M&T or Keystone prior to the effective date of the Merger. The right to receive shares of M&T Common Stock is subject to the allocation and election procedures set forth in the Plan of Merger. Notwithstanding the foregoing, no conversion shall be made in respect of any share of Keystone Common Stock the holder of which, pursuant to any applicable law providing for dissenters' or appraisal rights is entitled to receive payment in accordance with the provisions of any such law, such holder to have only the rights provided in any such law.

         M&T and Keystone have entered into the Option Agreement as a condition to M&T's entering into the Reorganization Agreement and to facilitate the consummation of the Merger, the Bank Merger and the other transactions contemplated by the Reorganization Agreement and Plan of Merger (collectively, the "Transactions").

CUSIP No. 493482103               Schedule 13D                      Page 5 of 21

         Consummation of the Transactions is subject to among other things, receipt of all necessary shareholder and government approvals. Upon consummation of the Transactions, the separate corporate existence of Keystone shall cease, and all outstanding shares of Keystone Common Stock (other than shares held by Keystone shareholders who exercise dissenters' rights, if any are available, and except as otherwise provided in the Reorganization Agreement) will be converted into M&T Common Stock and cash in lieu of any fractional interest, or cash pursuant to the allocation and election procedures set forth in the Plan of Merger. As a result, Keystone Common Stock will cease to be authorized and quoted in an inter-dealer quotation system of a registered national securities association and will become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act").

         M&T and/or, with M&T's consent, Keystone may purchase shares of Keystone Common Stock in the open market or private transactions prior to the consummation of the Transactions. M&T currently is considering the feasibility of doing so and may undertake such transactions at the conclusion of such consideration, either through purchases in the open market or in privately negotiated transactions.

         In connection with the Merger, certain subsidiaries of Keystone may merge with certain subsidiaries of M&T.

         Except as otherwise set forth in Items 4, 5 and 6 hereof, M&T does not now have any plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of Keystone, or the disposition of securities of Keystone; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Keystone or any of its subsidiaries; (iii) any change in the present Board of Directors or management of Keystone, including any change in the number or term of Keystone directors or the filling of any existing vacancies on the Board of Directors of Keystone; (iv) any material change in the present capitalization or dividend policy of Keystone; (v) any other material change in the business or corporate structure of Keystone; (vi) changes in Keystone's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Keystone by any person; (vii) causing a class of securities of Keystone to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (viii) a class of equity securities of Keystone becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

CUSIP No. 493482103               Schedule 13D                      Page 6 of 21

Item 5.  Interest in Securities of the Issuer.

         The 9,730,070 of Keystone Common Stock subject to the Option represent approximately 16.6% of the shares of Keystone Common Stock that would be issued and outstanding upon exercise of the Option in full (including the shares issued upon exercise of the Option). Unless and until the Option is exercised, M&T disclaims beneficial ownership of the Keystone Common Stock subject to the Option.

         Except as otherwise described herein, neither M&T, nor, to the best of M&T's knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Keystone Common Stock. M&T Bank is custodian of custodial accounts holding in the aggregate 3,300 shares of Keystone Common Stock and has sole voting power with respect to such shares. In addition, Mr. Peter J. O'Donnell, Jr., a director of M&T and a person listed on Schedule I hereto, currently beneficially owns one (1) share of Keystone Common Stock. Other than as described in this Schedule 13D, no transactions in Keystone Common Stock were effected during the past 60 days by M&T, or, to the best of M&T's knowledge, by any of the persons listed on Schedule I hereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Option Agreement

         Set forth below is a description of selected provisions of the Option Agreement. Such description is qualified in its entirety by reference to the copy of the Option Agreement filed as an Exhibit to M&T's Current Report on Form 8-K filed on May 23, 2000.

         Under the Option Agreement, Keystone granted M&T an option (the "Option") to purchase up to 9,730,070 shares of Keystone Common Stock at a purchase price of $15.125 per share. The Option Agreement was executed to facilitate the Transactions. M&T, or any other Holder (as defined in the Option Agreement), may exercise the Option, in whole or in part, and from time to time, if both an Initial Triggering Event (as defined herein) and a Subsequent Triggering Event (as defined herein) shall have occurred after the execution of the Option Agreement and prior to the occurrence of an Exercise Termination Event (as defined herein).

         The term "Initial Triggering Event" shall mean any of the following events or transactions occurring after the execution of the Option Agreement:

         (a) Keystone or any of its Subsidiaries (each an "Keystone Subsidiary"), without having received M&T's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined herein) with any person other than M&T or any of its Subsidiaries (each an "M&T Subsidiary");

CUSIP No. 493482103               Schedule 13D                      Page 7 of 21

         (b) Keystone or any of its Subsidiaries, without having received M&T's prior written consent, shall have authorized, recommended, proposed, or publicly announced its intention to authorize, recommend or propose to engage in an Acquisition Transaction with any person other than M&T or a Subsidiary of M&T;

         (c) any person (other than M&T or any M&T Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of Keystone Common Stock or any person other than M&T or an M&T Subsidiary shall have commenced, or shall have filed or publicly disseminated a registration statement or similar disclosure statement with respect to, a tender offer or exchange offer to purchase any shares of Keystone Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of Keystone Common Stock (such an offer being referred to herein as a "Tender Offer" or an "Exchange Offer," respectively);

         (d) the holders of Keystone Common Stock shall not have approved the Merger Agreements and the transactions contemplated thereby, at the meeting of such stockholders held for the purpose of voting on such agreement, such meeting shall not have been held or shall have been cancelled prior to termination of the Merger Agreements, or the Board of Directors of Keystone shall have publicly withdrawn or modified, or publicly announced its intent to withdraw or modify, in any manner adverse to M&T, its recommendation that the stockholders of Keystone approve the transactions contemplated by the Merger Agreements, in each case after it shall have been publicly announced that any person other than M&T or any M&T Subsidiary shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction, commenced a Tender Offer, or filed or publicly disseminated a registration statement or similar disclosure statement with respect to an Exchange Offer, or filed an application (or given a notice), whether in draft or final form, under any federal or state banking laws seeking regulatory approval to engage in an Acquisition Transaction; or

         (e) after an overture is made by a third party to Keystone or its stockholders to engage in an Acquisition Transaction, Keystone shall have breached any covenant or obligation contained in the Reorganization Agreement and such breach would entitle M&T to terminate the Merger Agreements and shall not have been cured prior to the Notice Date (as defined in the Option Agreement).

         An "Acquisition Transaction" shall mean:

         (a) a merger or consolidation, or any similar transaction, involving Keystone or any Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) of Keystone;

CUSIP No. 493482103               Schedule 13D                      Page 8 of 21

         (b) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of Keystone or any Significant Subsidiary of Keystone;

         (c) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Keystone; or

         (d) any substantially similar transaction; provided, however, that in no event shall any merger, consolidation, purchase or similar transaction involving only Keystone and one or more of its Subsidiaries or involving only two or more of such Subsidiaries, be deemed to be an Acquisition Transaction, provided that any such transaction is not entered into in violation of the terms of the Merger Agreements.

         A "Subsequent Triggering Event" shall mean either of the following events or transactions occurring after the execution of the Option Agreement:

         (a) the acquisition by any person of beneficial ownership of 25% or more of the then outstanding shares of Keystone Common Stock; or

         (b) the occurrence of the Initial Triggering Event described above in clause (a) of the paragraph defining Initial Trigger Events, except that the percentage referred to in clause (c) of the paragraph defining Acquisition Transactions shall be 25%.

         The Option may be exercised in whole or in part, and from time to time, if both an Initial Triggering Event and a Subsequent Triggering Event shall have occurred; provided that, to the extent that the Option shall not have been exercised it shall terminate and be of no further force and effect upon the occurrence of an Exercise Termination Event. Each of the following shall be an "Exercise Termination Event":

         (a) the Effective Time (as defined in the Plan of Merger) of the Merger;

         (b) termination of the Merger Agreements in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by M&T pursuant to Section 6.1(b)(i) of the Reorganization Agreement, which allows M&T or Keystone to terminate the Merger Agreements if the other has breached in any material respect any covenant or agreement contained in the Reorganization Agreement or Plan of Merger, unless the breach by Keystone giving rise to such right of termination is non-volitional; or

         (c) the passage of 12 months after termination of the Merger Agreements if such termination follows the occurrence of an Initial Triggering Event or is a termination by M&T

CUSIP No. 493482103               Schedule 13D                      Page 9 of 21

pursuant to Section 6.1(b)(i) of the Reorganization Agreement, unless the breach by Keystone giving rise to such right of termination is non-volitional.

         Notwithstanding anything to the contrary contained in the Option Agreement, the Option may not be exercised (nor may M&T's rights under Section 10 of the Option Agreement, as defined therein, be exercised) at any time when M&T shall be in willful breach of any of its covenants or agreements contained in the Merger Agreements under circumstances that would entitle Keystone to terminate the Merger Agreements without regard to any grace period provided for in the Reorganization Agreement.

         In the event that any additional shares of Keystone Common Stock are either (i) issued or otherwise become outstanding after the date of the Option Agreement (other than pursuant to the Option Agreement or as permitted under the terms of the Merger Agreements) or (ii) redeemed, repurchased, retired or otherwise cease to be outstanding after the date of the Option Agreement, the number of shares of Keystone Common Stock subject to the option shall be increased or decreased, as appropriate, so that, after such issuance, such number equals 19.9% of the number of shares of Keystone Common Stock then issued and outstanding without giving effect to any shares subject to or issued pursuant to the Option. In addition, in the event of any change in, or distributions in respect of, Keystone Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, distributions on or in respect of, Keystone Common Stock that would be prohibited under the terms of the Merger Agreements, or the like, the Option and the Option Price shall be appropriately adjusted in such manner as shall fully preserve the economic benefits provided under the Option Agreement and proper provision shall be made in any agreement governing any such transaction to provide for such proper adjustment and the full satisfaction of Keystone's obligations under the Option Agreement.

         The Option Agreement also provides that upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Keystone shall repurchase the Option from any Holder, upon their request within thirty days of such occurrence (or a later period as specified by the Option Agreement), at a price equal to the Option Repurchase Price (as defined herein). Additionally, the Option Agreement provides that upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Keystone shall repurchase the Option Shares from any Owner of the Option Shares ("Owner"), upon their request within thirty days of such occurrence (or a later period as specified by the Option Agreement), at a price equal to the Option Share Repurchase Price (as defined herein).

         The "Option Repurchase Price" shall equal the amount by which (A) the market/offer price (as defined herein) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, plus, to the extent not previously reimbursed, M&T's reasonable out-of-pocket expenses incurred in connection with the transactions contemplated by,

CUSIP No. 493482103               Schedule 13D                     Page 10 of 21

and the enforcement of, M&T's rights under the Merger Agreements, including without limitation legal, accounting and investment banking fees ("M&T's Out-of-Pocket Expenses").

         The "Option Share Repurchase Price" shall equal the greater of (A) the market/offer price and (B) the average exercise price per share paid by the owner for the Option Shares so designated, plus, to the extent not previously reimbursed, M&T's Out-of-Pocket Expenses.

         The term "market/offer price" shall equal the highest of (A) the price per share of Keystone Common Stock at which a tender offer or exchange offer therefor has been made, (B) the price per share of the Common Stock to be paid by any person, other than M&T or a subsidiary of M&T, pursuant to an agreement with Keystone, (C) the highest closing price for shares of Keystone Common Stock within the six month period immediately preceding the required repurchase of Options or Option Shares, as the case may be, or (D) in the event of a sale of all or substantially all of Keystone's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Keystone as determined by a nationally recognized investment banking firm selected by a majority in the interest of the Holders or the Owners, as the case may be, and reasonably acceptable to Keystone, divided by the number of shares of Keystone Common Stock outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by a majority in interest of the Holders or the Owners, as the case may be, and reasonably acceptable to Keystone.

Merger Agreements

         Set forth below is a description of selected provisions of the Merger Agreements. Such description is qualified in its entirety by reference to the copy of the Merger Agreements filed as Exhibits to M&T's Current Report on Form 8-K filed on May 23, 2000.

         The Merger Agreements provide that Keystone shall be acquired by M&T through the merger of Keystone with and into Merger Sub, with Merger Sub as the Surviving Corporation pursuant to the Plan of Merger. At the Effective Time (as defined in the Plan of Merger), all of the shares of capital stock of Keystone shall, by virtue of the Merger, be converted into the right to receive the consideration described in Item 4 and all of the shares of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall constitute all of the then-issued and outstanding shares of capital stock of the Surviving Corporation. The Surviving Corporation shall remain a wholly-owned subsidiary of M&T.

         Following the consummation of the Merger, Keystone Bank shall merge with and into M&T Bank, pursuant to an Agreement and Plan of Merger in a form to be specified by M&T.

         Each record holder of shares of Keystone Common Stock will be entitled to elect to receive cash for all of such shares (as described in Item 4 herein), to elect to receive M&T

CUSIP No. 493482103               Schedule 13D                     Page 11 of 21

Common Stock for all such shares (as described in Item 4 herein) or to indicate that such record holder has no preference as to the receipt of cash or M&T Common Stock for such shares. Subject to possible adjustments set forth in the Plan of Merger, the total number of shares of Keystone Common Stock to be converted into shares of common stock of M&T in the acquisition shall be 65% of the 48,930,000 shares of Keystone Common Stock outstanding on May 16, 2000, less the aggregate number of shares of Keystone Common Stock acquired by M&T or Keystone prior to the effective date of the Merger. The right to receive shares of M&T Common Stock is subject to the allocation and proration procedures set forth in the Plan of Merger.

         Each holder of an option granted by Keystone to purchase shares of Keystone Common Stock which is outstanding and unexercised immediately prior to the Effective Time (whether vested or not), will be assumed by M&T. Each Seller Option (as defined in the Plan of Merger) so assumed by M&T shall continue to have, and be subject to, the same terms and conditions set forth in the Seller Stock Option Plan (as defined in the Plan of Merger) (and any agreement) under which it was granted and as in existence immediately prior to the Effective Time, except that such Seller Option shall be exercisable (when vested) for that number of whole shares of Keystone Common Stock equal to the product of the number of shares of Keystone Common Stock covered by the Seller Option multiplied by the Exchange Ratio (as defined in the Plan of Merger), provided that any fractional shares of Keystone Common Stock resulting from such multiplication shall be rounded down to the nearest share, and the exercise price per share of Keystone Common Stock shall be equal to the exercise price per share of Keystone Common Stock of such Seller Option divided by the Exchange Ratio, provided that such exercise be rounded up to the nearest cent.

         Prior to the Closing Date, as defined in the Reorganization Agreement, and except as otherwise provided for by the Merger Agreements or consented to or approved by M&T, Keystone and any Keystone Subsidiary (as defined in the Reorganization Agreement) shall use their respective reasonable best efforts in good faith to (i) take or cause to be taken all action necessary or desirable on its part so as to permit consummation of the Transactions at the earliest possible date; (ii) take or cause to be taken all action necessary or desirable to preserve their respective properties, business and relationships with customers, employees and other persons; and (iii) not take or cause, nor to the best of its ability, permit any action that would substantially impair the prospects of completing the Transactions pursuant to the Merger Agreements. Except with prior written consent of M&T or except as previously disclosed or except as expressly contemplated or permitted by the Merger Agreements, Keystone shall not, and shall not permit any of the Keystone Subsidiaries to:

         (1) carry on its business other than in the usual, regular and ordinary course in substantially the same manner as heretofore conducted;

CUSIP No. 493482103               Schedule 13D                     Page 12 of 21

         (2) in the case of Keystone only, declare, set aside, make or pay any dividend or other distribution in respect of its capital stock other than its regular quarterly cash dividends on Keystone Common Stock in amounts not in excess of $.29 per share;

         (3) issue any shares of its capital stock or permit any treasury shares to become outstanding other than pursuant to the Option Agreement or outstanding Rights;

         (4) incur any additional debt obligation or other obligation for borrowed money other than in the ordinary course of business consistent with past practice;

         (5) issue, grant or authorize any Rights or effect any recapitalization, reclassification, stock dividend, stock split or like change in capitalization, or redeem, repurchase or otherwise acquire any shares of its capital stock (subject to the exceptions in the Plan of Merger);

         (6) amend its articles or certificate of incorporation or association; impose, or suffer the imposition, on any share of stock of any Keystone Subsidiary held by Keystone of any lien, charge or encumbrance, or permit any such lien, charge or encumbrance to exist;

         (7) merge with any other corporation, savings association or bank or permit any other corporation, savings association or bank to merge into it or consolidate with any other corporation, savings association or bank; acquire control over any other firm, bank, corporation, savings association or organization; or create any subsidiary;

         (8) except in the ordinary course of business, waive or release any material right or cancel or compromise any material debt or claim;

         (9) liquidate or sell or dispose of any assets or acquire any assets; make any capital expenditure in excess of $250,000 in any instance or $1,500,000 in the aggregate; establish new branches or other similar facilities or enter into or modify any leases or other contracts relating thereto;

         (10) increase the rate of compensation of, pay or agree to pay any bonus to, or provide any other employee benefit or incentive to, any of its directors, officers or employees except in a manner consistent with past practice;

         (11) changes its lending, investment, asset/liability management or other material banking policies in any material respect except as may be required by changes in applicable law;

         (12) change its methods of accounting in effect at December 31, 1999, except as required by changes in generally accepted accounting principles concurred in by its independently certified public accountants, or change any of its methods of reporting income and

CUSIP No. 493482103               Schedule 13D                     Page 13 of 21

deductions for federal income tax purposes from those employed in the preparation of its federal income tax returns for the year ended December 31, 1999, except as required by law;

         (13) authorize or permit any of its officers, directors, employees or agents to directly or indirectly solicit, initiate or encourage any inquiries relating to, or the making of any proposal which constitutes, a "Takeover Proposal" (as defined in the Reorganization Agreement), or, except to the extent legally required for the discharge of the fiduciary duties of its Board of Directors, recommend or endorse any takeover proposal, or participate in any discussion or negotiations, or provide third parties with any nonpublic information, relating to any such inquiry or proposal or otherwise facilitate any effort or attempt to make or implement a takeover proposal; provided, however, that Keystone may communicate information about any such takeover proposal to its stockholders if, in the judgment of Keystone's Board of Directors, after consultation with outside counsel, such communication is necessary in order to comply with its fiduciary duties to Keystone's shareholders required under applicable law. Keystone will take all actions necessary or advisable to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken herein. Keystone will notify M&T immediately if any such inquiries or takeover proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, Keystone, and Keystone will promptly inform M&T in writing of all of the relevant details with respect to the foregoing; or

         (14) agree to do any of the foregoing.

         Both M&T and Keystone have agreed to use all reasonable efforts to obtain as soon as practicable all consents and approvals of any persons necessary or desirable for the consummation of the Transactions, including but not limited to obtaining the approval of the shareholders of Keystone, obtaining all consents and approvals required of applicable federal and state regulatory authorities, and furnishing such information as may be required in connection with the preparation of the proxy statements and the registration statement, if required. In addition, Keystone has agreed that, if so requested by M&T, it will take all necessary actions to facilitate the merger of subsidiaries of Keystone with subsidiaries of M&T or the dissolution of Keystone subsidiaries, effective at or after the Effective Date; provided however that the Closing Date will not be delayed in order to facilitate such mergers or dissolutions. Neither M&T nor Keystone will take any action that would substantially impair the prospects of completing the Transactions pursuant to the Merger Agreements, or that would adversely affect the qualification of the Transactions as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In the event that either M&T or Keystone has taken any action that would adversely affect such qualification, each party shall take such action as any other party may reasonably request to cure such effect to the extent curable without a Material Adverse Effect (as defined in the Reorganization Agreement) on any of the respective parties.

CUSIP No. 493482103               Schedule 13D                     Page 14 of 21

         For information regarding certain of the terms of the Merger Agreements and the Option Agreement, reference is made to copies of such agreements filed as exhibits to the Current Report on Form 8-K filed by M&T on May 23, 2000.

CUSIP No. 493482103               Schedule 13D                     Page 15 of 21

Item 7.  Material to be Filed as Exhibits.

1. Stock Option Agreement dated as of May 16, 2000, incorporated by reference from Exhibit 99.1 of the Form 8-K filed by M&T on May 23, 2000.

2. Agreement and Plan of Reorganization dated as of May 16, 2000 (including the Agreement and Plan of Merger as Annex A thereto), incorporated by reference from Exhibit 2 of the Form 8-K filed by M&T on May 23, 2000.

CUSIP No. 493482103               Schedule 13D                     Page 16 of 21

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 26, 2000                          M&T Bank Corporation


                                            By: /s/ Michael P. Pinto
                                                --------------------------------
                                                Michael P. Pinto
                                                Executive Vice President and
                                                Chief Financial Officer

CUSIP No. 493482103               Schedule 13D                     Page 17 of 21

                                   SCHEDULE I


Following is a list of the executive officers and directors of M&T Bank Corporation as of May 23, 2000:

Executive Officers:

Name                        Office
----                        ------

Robert J. Bennett           Chairman

Emerson L. Brumback         Executive Vice-President

Atwood Collins, III         Executive Vice President

Mark J. Czarnecki           Executive Vice President

Brian E. Hickey             Executive Vice President

James L. Hoffman            Executive Vice President

Adam C. Kugler              Executive Vice President and Treasurer

Ray E. Logan                Executive Vice President -- M&T Bank

John L. Pett                Executive Vice President and Chief Credit Officer

Michael P. Pinto            Executive Vice President and Chief Financial Officer

Robert E. Sadler, Jr.       Executive Vice President

Robert G. Wilmers           President and Chief Executive Officer

         The business address for each Executive Officer is M&T Bank Corporation, One M&T Plaza, Buffalo, New York 14203.

CUSIP No. 493482103               Schedule 13D                     Page 18 of 21

Directors:

Name and Corporation                  Business or Residence Address
--------------------                  -----------------------------

William F. Allyn                      Welch Allyn Ventures, LLC
President                             4341 State Street Road
                                      Skaneateles Falls, NY  13152-9399

Brent D. Baird                        Trubee, Collins & Co., Inc.
Private Investor                      1350 One M&T Plaza
                                      Buffalo, NY  14203-2396

John H. Benisch                       Colliers ABR, Inc.
Founder/Limited Principal             40 East 52nd Street
                                      New York, NY  10022-5911

Robert J. Bennett                     M&T Bank Corporation
Chairman                              101 S. Salina Street
                                      Syracuse,  NY  13202-1329

C. Angela Bontempo                    Bryant & Stratton Business Institute, Inc.
President and CEO                     40 North Street
                                      Buffalo, NY  14202-1106

Robert T. Brady                       Moog Inc.
Chairman and CEO                      6860 Seneca Street
                                      Building 24
                                      East Aurora, NY  14052-0018

Patrick J. Callan                     The RREEF Funds
Principal                             320 Park Avenue
                                      Suite 1700
                                      New York, NY  10022-6815

R. Carlos Carballada                  M&T Place
Chancellor Emeritus                   255 East Avenue - 3rd Floor
New York State Board of Regents       Rochester, NY  14604-2624

Michael J. Falcone                    The Pioneer Companies
Chairman                              250 South Clinton Street
                                      Suite 200
                                      Syracuse, NY  13202-1258

CUSIP No. 493482103               Schedule 13D                     Page 19 of 21

Richard E. Garman                     Buffalo Crushed Stone, Inc.
President and CEO                     2544 Clinton Street
                                      Buffalo, NY  14224-1092

James V. Glynn                        Maid of the Mist Corporation
President                             151 Buffalo Avenue, Suite 204
                                      Niagra Falls, NY  14303-1288

Patrick W.E. Hodgson                  60 Bedford Road
President                             Toronto, Ontario
Cinnamon Investments Limited          CANADA M5R 2K2

Samuel T. Hubbard, Jr.                Genesee Corporation
President and CEO                     445 St. Paul Street
                                      Rochester, NY 14605-1775

Reginald B.  Newman, II               NOCO Energy Corp.
President                             2440 Sheridan Drive
                                      Tonawanda, NY  14150-9416

Peter J. O'Donnell, Jr.               Pine Tree Management Corporation
President and CEO                     P.O. Box 501
                                      Clarks Summit, PA  18411-0501

Jorge G. Pereira                      M&T Bank Corporation
Vice Chairman                         350 Park Avenue
                                      6th Floor
                                      New York, NY  10022-6022

Robert E. Sadler, Jr.                 M&T Bank
                                      One M&T Plaza, 19th Floor
                                      Buffalo, NY  14203-2399

John L. Vensel                        Crucible Materials Corporation
Chairman and CEO                      575 State Fair Blvd.
                                      Solvay, NY  13209-1563

CUSIP No. 493482103               Schedule 13D                     Page 20 of 21

Herbert L. Washington                 H.L.W. Fast Track, Inc.
President                             7320 Market Street
                                      Boardman, OH  44512-5610

Christine B. Whitman                  CVC, Inc.
Chairman, President and CEO           525 Lee Road
                                      Rochester, NY  14606-4236

Robert G. Wilmers                     M&T Bank Corporation
President and CEO                     One M&T Plaza
                                      19th Floor
                                      Buffalo, NY  14203-2399

CUSIP No. 493482103               Schedule 13D                     Page 21 of 21

                                  EXHIBIT INDEX

                                                                    Location in
                                                                   Sequentially
                                                                       Numbered
                                                                           Copy


Exhibit 1           Stock Option Agreement dated as
                    of May 16, 2000                                     Note 1

Exhibit 2           Agreement and Plan of Reorganization
                    (including the Agreement and Plan of
                    Merger as Annex A thereto) dated as
                    of May 16, 2000                                      Note 2


Notes:

Note 1: Incorporated by reference from Exhibit 99.1 of the Form 8-K filed by M&T on May 23, 2000.

Note 2: Incorporated by reference from Exhibit 2 of the Form 8-K filed by M&T on May 23, 2000.